REZ-128 (2017-08)
Certificat de modification
Loi sur les sociétés par actions (RLRQ, chapitre S-31.1)
J’atteste que la société par actions
Groupe Alithya inc.
et sa version
Alithya Group inc.
a modifié ses statuts en vertu de la Loi sur les sociétés par actions pour y intégrer les modifications mentionnées dans les statuts de modification ci-joints.

Le 01 janvier 2025

Déposé au registre le 27 décembre 2024 sous le Numéro d’entreprise du Québec 1173501751.

Services Québec

REZ-909 (2017-04)
Page 1 de 1

Statuts de modification

Numéro d’entreprise
du Québec (NEQ) : 1173501751

Loi sur les sociétés par actions, RLRQ, chapitre S-31.1

1Identification de la société
Nom de la société par actions

Groupe Alithya inc.

Version(s) du nom de la société dans une autre langue que le français, s’il y a lieu

Alithya Group inc.

2Modification des statuts

2.1Modification relative au nom
Nom de la société par actions

2.2Autres modifications

See attached Schedules.

2.3Date et heure à attribuer au certificat, s’il y a lieu

Date 1er janvier 2025        Time

3Correction des statuts
4Signature

Nom de l’administrateur ou du dirigeant autorisé

Nathalie Forcier

Signature électronique de

Nathalie Forcier

Réservé à l’administration

Numéro de référence de la demande: 020200119193180
Désignation numérique:

Services Québec

Courtesy Translation

REZ-128 (2017-08)
Certificate of amendment
Business Corporations Act (CQLR, chapter S-31.1)
I attest that the corporation
Groupe Alithya inc.
and its version
Alithya Group inc.
amended its articles under the Business Corporations Act to incorporate the changes mentioned in the attached articles of amendment.

On January 1, 2025

Filed in the register on December 27, 2024 under the
Québec enterprise number 1173501751.

[signed]	[Enterprise Registrar Stamp]
Enterprise Registrar

Services Québec

Courtesy Translation

[Québec Enterprise Registrar Logo]	REZ-909 (2017-04)

Articles of amendment

Québec Enterprise
Number (NEQ) : 1173501751

Business Corporations Act, CQLR, c. S-31.1

1Corporation identification
Name of the corporation

Groupe Alithya inc.

Version(s) of the name of the corporation in a language other than French, if applicable

Alithya Group inc.

2Amendment to articles

2.1Amendment related to the name
Name of the corporation

2.2Other amendments

See attached Schedules.

2.3Date and time to assign to the certificate, if applicable

Date January 1, 2025        Time

3Correction to articles
4Signature

Name of authorized director or officer

Nathalie Forcier

Electronic signature of

Nathalie Forcier

Reserved for administration

Requisition reference number: 020200119193180
Numerical designation:

Services Québec

SCHEDULE
The Articles of the Corporation are amended as follows:
1.    The provisions relating to the authorized share capital of the Corporation as provided for in section 2 of the Articles of Incorporation of the Corporation, as amended, are amended as follows:
a.    A series of preferred shares, consisting of an unlimited number of preferred shares designated as "Series A Preferred Shares" having the rights, privileges, restrictions and conditions set forth in the attached Schedule A, is created.
b.    A series of preferred shares, consisting of an unlimited number of preferred shares designated as "Series B Preferred Shares" having the rights, privileges, restrictions and conditions set forth in the attached Schedule A, is created.
c.    By repealing the current share capital of the Corporation, as set forth in section 2 of the Articles of Incorporation of the Corporation, as amended, and replacing same with Schedule A attached to these articles of amendment, such that upon the issuance of a Certificate of Amendment in respect of these articles of amendment, the Corporation will be authorized to issue an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Multiple Voting Shares, and an unlimited number of preferred shares issuable in one or more series, of which the first and second series, each consisting of an unlimited number of preferred shares, are designated as Series A Preferred Shares and Series B Preferred Shares, having the rights, privileges, restrictions and conditions substantially as described in Schedule A attached hereto.

SCHEDULE A
AUTHORIZED SHARE CAPITAL
The shares of the Corporation shall consist of an unlimited number of Class A Subordinate Voting Shares (“Subordinate Voting Shares”), an unlimited number of Class B Multiple Voting Shares (“Multiple Voting Shares”), and an unlimited number of preferred shares (“Preferred Shares”) issuable in one or more series, of which the first and second series, each consisting of an unlimited number of preferred shares, are designated as Series A Preferred Shares (“Series A Preferred Shares”) and Series B Preferred Shares (“Series B Preferred Shares”). The rights, privileges, restrictions and conditions attaching to each class of shares of the Corporation are as follows:
A.SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES
1.Voting Rights
Each holder of Multiple Voting Shares and each holder of Subordinate Voting Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote. At each such meeting, each Multiple Voting Share shall entitle the holder thereof to ten (10) votes and each Subordinate Voting Share shall entitle the holder thereof to one (1) vote, voting together as a single class, except as otherwise expressly provided herein or as provided by law.
2.Dividends; Rights on Liquidation, Dissolution, or Winding-Up
The Subordinate Voting Shares and the Multiple Voting Shares shall be subject to and subordinate to the rights. privileges, restrictions and conditions attaching to the Preferred Shares and the shares of any other class ranking senior to the Subordinate Voting Shares and the Multiple Voting Shares and shall rank pari passu, share for share, as to the right to receive dividends and to receive the remaining property and assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs. For the avoidance of doubt, holders of Subordinate Voting Shares and Multiple Voting Shares shall, subject always to the rights of the holders of Preferred Shares and the shares of any other class ranking senior to the Subordinate Voting Shares and the Multiple Voting Shares, be entitled to receive (i) such dividends as the Board of Directors of the Corporation shall determine, and (ii) in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs, the remaining property and assets of the Corporation, in the case of (i) and (ii) in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if the Subordinate Voting Shares and Multiple Voting Shares were of one class only, provided, however, that in the event of a payment of a dividend in the form of shares of the Corporation, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares and holders of

Multiple Voting Shares shall receive Multiple Voting Shares, unless otherwise determined by the Board of Directors of the Corporation.
3.Subdivision or Consolidation
No subdivision or consolidation of the Subordinate Voting Shares or the Multiple Voting Shares shall be carried out unless, at the same time, the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.
4.Conversion Rights
4.1At the Option of the Holder. The Subordinate Voting Shares cannot be converted into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share, on the following basis:
4.1.1The conversion privilege shall be exercised by notice in writing given to the transfer agent of the Corporation, if one has been appointed by the Corporation, and if not, to the Secretary of the Corporation, accompanied by a certificate or certificates representing the Multiple Voting Shares in respect of which the holder desires to exercise such conversion privilege. Such notice shall be signed by the holder of the Multiple Voting Shares in respect of which such conversion privilege is being exercised, or by the duly authorized representative thereof, and shall specify the number of Multiple Voting Shares which such holder desires to have converted. The holder shall also pay any governmental or other tax imposed in respect of such conversion. The conversion of the Multiple Voting Shares into Subordinate Voting Shares shall take effect upon receipt by the transfer agent of the Corporation, if one has been appointed by the Corporation, and if not, by the Secretary of the Corporation of the conversion notice accompanied by the certificate or certificates representing the Multiple Voting Shares in respect of which the holder desires to exercise such conversion privilege.
4.1.2Upon receipt of such notice and certificate or certificates, the Corporation shall, at its expense, effective as of the date of such receipt, issue or cause to be issued the Subordinate Voting Shares, in certificated or uncertificated form, upon the basis above prescribed to the holder of such Multiple Voting Shares. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the Multiple Voting Shares represented by the original certificate which are not to be converted.
4.1.3The right of a registered holder of Multiple Voting Shares to convert such shares into Subordinate Voting Shares shall be deemed to have been exercised, and the registered holder of the Multiple Voting Shares to be converted (or any person or persons in whose name or names such registered holder shall have directed Subordinate Voting Shares to be registered) shall be deemed to have become a holder of Subordinate Voting Shares of record for all purposes, on the date of surrender of the certificate(s) representing the Multiple Voting Shares to be converted accompanied by notice in writing as referred to above or, in the case of automatic conversion pursuant to Section 4.2 hereof, on the date the holder of Multiple Voting Shares is deemed to have exercised its right to convert.
4.2Automatic Conversion. Subject to the paragraph immediately below, upon the first date that any Multiple Voting Share shall be held other than by a Permitted Holder, such holder, without any further action, shall automatically be deemed to have exercised his, her or its rights under subsection 4.1 to convert such Multiple Voting Shares held by such holder into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis.
Upon the death of a Permitted Holder that is an individual, all Multiple Voting Shares held, either directly or indirectly, by such Permitted Holder immediately prior to such Permitted Holder’s death, will automatically convert into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis, on the date that is ninety (90) days following the death of the Permitted Holder (the “Deadline Date”), unless, prior to the Deadline Date, such Multiple Voting Shares are transferred to, in whole or in part, any of the other remaining Permitted Holders. Any portion of Multiple Voting Shares that has not been transferred pursuant to the preceding sentence prior to the Deadline Date will automatically convert into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis, on the Deadline Date. Upon the death of the last remaining Permitted Holder that is an individual, all Multiple Voting Shares held, either directly or indirectly, by such remaining Permitted Holder immediately prior to such remaining Permitted Holder’s death, will automatically convert into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis, on the date of death of such remaining Permitted Holder.
For purposes of this subsection 4.2, the following terms shall have the following respective meanings:
“Direxions” means Direxions Trust (Fiducie Direxions), a trust existing under the laws of Quebec;
“MixMedia” means MixMedia Computer Services Inc. (Services informatiques MixMédia inc.), a legal person duly incorporated under the Business Corporations Act (Quebec);
“Triaxions” means Triaxions Trust (Fiducie Triaxions), a trust existing under the laws of Quebec; and
“Permitted Holder” means (i) Ghyslain Rivard; (ii) Pierre Turcotte; (iii) Paul Raymond; and (iv) MixMedia, Triaxions and Direxions (or any successor entity thereof, by amalgamation, arrangement, reorganization or otherwise), in each case as long as it is controlled by one of the foregoing Permitted Holders (or any combination of Permitted Holders).

For purposes of this subsection 4.2, “controlled” means: (i) in the case of any body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least 50% + 1 of the votes for the election of directors and representing in the aggregate at least 50% + 1 of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by a Permitted Holder or Permitted Holders; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; (ii) in the case of a person that is not a body corporate, at least 50% + 1 of the participating (equity) and voting interests of such person are held, directly or indirectly, by a Permitted Holder or Permitted Holders; and (iii) in the case of a trust, a Permitted Holder or Permitted Holders are the sole or majority voting trustees pursuant to any trust agreement governing such trust; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.
B.PREFERRED SHARES
1.Directors’ Authority to Issue in One or More Series
The directors of the Corporation may issue the Preferred Shares at any time and from time to time in one or more series.
2.Terms of Each Series
Before the first shares of a particular series are issued, the board of directors of the Corporation shall fix the number of shares in such series and shall determine, subject to any limitations set out in the articles, the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limitation, any right to receive dividends (which may be cumulative, non-cumulative or partially cumulative and variable or fixed), the rate or rates, amount or method or methods of calculation of preferential dividends and whether such rate or rates, amount or method or methods of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the rights of redemption (if any) and the redemption price and other terms and conditions of redemption, the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be provided to such holders in the future, the voting rights and the conversion or exchange rights (if any) and any sinking fund, purchase fund or other provisions attaching thereto.
3.First Shares of Each Series
Before the issue of the first shares of a series, the board of directors of the Corporation shall send to the enterprise registrar the articles of amendment containing a description of such series including the designations, rights, privileges, restrictions and conditions determined by the directors.

4.Ranking of Preferred Shares
No rights, privileges, restrictions or conditions attaching to a series of Preferred Shares shall confer upon a series a priority over any other series of Preferred Shares in respect of the payment of dividends or any distribution of assets or return of capital in the event of the liquidation, dissolution or winding up of the Corporation.
The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in the payment of dividends, the return of capital and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.
5.Priority
The Preferred Shares shall be entitled to priority over the Subordinate Voting Shares and Multiple Voting Shares of the Corporation and over any other shares of any other class of the Corporation ranking junior to the Preferred Shares with respect to priority in the payment of dividends, the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among the shareholders for the purpose of winding up its affairs.
6.Other Preferences
The Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Subordinate Voting Shares and Multiple Voting Shares and over any other shares of the Corporation ranking junior to Preferred Shares as may be determined in the case of such series of Preferred Shares in accordance with paragraph 2.
7.Participation
If any cumulative dividends or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding up of the Corporation in respect of a series of Preferred Shares are not paid in full, the Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full, provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

8.Voting Rights
Except as hereinafter referred to or as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holders of the Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.
9.Conversion Right
The Preferred Shares of any series may be made convertible into or exchangeable for any other class of shares of the Corporation.
10.Variation of Rights
The provisions attaching to the Preferred Shares as a class may be amended or repealed at any time with such approval as may then be required by law to be given by the holders of the Preferred Shares as a class.
C.SERIES A PREFERRED SHARES
1.General
The first series of the Preferred Shares shall consist of an unlimited number of shares which shall be designated as Series A Preferred Shares, and in addition to the rights, privileges, restrictions and conditions attached to the Preferred Shares, the rights, privileges, restrictions and conditions attached to the Series A Preferred Shares shall be as described below.
2.Voting Rights
Subject to the provisions of the Business Corporations Act (Québec) (the “Act”) or as otherwise provided herein, the holders of the Series A Preferred Shares shall not be entitled to receive notice of, nor to attend or vote at, meetings of the shareholders of the Corporation.
3.Dividends
The holders of the Series A Preferred Shares shall be entitled to receive, as and when declared by the board of directors, but always in preference and priority to any payment of distributions on the Subordinate Voting Shares and the Multiple Voting Shares of the Corporation and over any other shares of any other class of the Corporation ranking junior to the Series A Preferred Shares, pari passu with the holders of each series of Preferred Shares, a daily non-cumulative preferential dividend calculated at a rate of 0.02% per day.

4.Liquidation, etc.
In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of property of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Series A Preferred Shares shall be entitled to receive for each Series A Preferred Share, in preference and priority to any distribution of the property of the Corporation to the holders of the Subordinate Voting Shares and Multiple Voting Shares or to any other shares of any other class of the Corporation ranking junior to the Series A Preferred Shares, but pari passu with the holders of each series of Preferred Shares, an amount equal to the Series A Preferred Redemption Price (as hereinafter defined in Section C paragraph 6.1) plus all declared and unpaid dividends thereon, but shall not be entitled to share any further in the distribution of the property of the Corporation.
5.Redemption by Corporation
The Corporation may, in the manner hereinafter provided, redeem at any time all, or from time to time any part, of the outstanding Series A Preferred Shares on payment for each Series A Preferred Share to be redeemed of the Series A Preferred Redemption Price plus all declared and unpaid dividends thereon (in Section C paragraphs 5.1, 6 and 7 called the "Redemption Price").
5.1Procedure on Redemption. Before redeeming any Series A Preferred Shares, the Corporation shall mail or deliver or otherwise send electronically pursuant to the Act to each person who, at the date of such mailing or delivery, shall be a registered holder of Series A Preferred Shares to be redeemed, notice of the intention of the Corporation to redeem such shares held by such registered holder. Such notice shall be delivered to, or mailed by ordinary prepaid post addressed to, the last address of such holder as it appears on the records of the Corporation, or in the event of the address of any such holder not appearing on the records of the Corporation, then to the last address of such holder known to the Corporation, at least one (1) day before the date specified for redemption. Such notice shall set out the Redemption Price, the date on which the redemption is to take place and, if part only of the Series A Preferred Shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid the Redemption Price to the registered holders of the Series A Preferred Shares to be redeemed upon presentation and surrender of the certificates for the Series A Preferred Shares so called for redemption at the registered office of the Corporation or at such other place or places as may be specified in such notice, and the certificates for such Series A Preferred Shares shall thereupon be cancelled, and the Series A Preferred Shares represented thereby shall thereupon be redeemed. From and after the date specified for redemption in such notice, the holders of the Series A Preferred Shares called for redemption shall cease to be entitled to dividends in respect of such shares and shall not be entitled to exercise any of the rights of the holders thereof, except the right to receive the Redemption Price, unless payment of the Redemption Price shall not be made by the Corporation in accordance with the foregoing provisions, in which case the rights of the holders of such shares shall remain unaffected.

On or before the date specified for redemption, the Corporation shall have the right to deposit the Redemption Price of the Series A Preferred Shares called for redemption in a special account with any chartered bank or trust company in Canada named in the notice of redemption, to be paid, without interest, to or to the order of the respective holders of such Series A Preferred Shares called for redemption, upon presentation and surrender of the certificates representing the same and, upon such deposit being made or upon the date specified for redemption, whichever is later, the Series A Preferred Shares in respect whereof such deposit shall have been made, shall be deemed to be redeemed and the rights of the respective holders thereof, after such deposit or after such redemption date, as the case may be, shall be limited to receiving, out of the moneys so deposited, without interest, the Redemption Price applicable to their respective Series A Preferred Shares against presentation and surrender of the certificates representing such Series A Preferred Shares. If less than all of the Series A Preferred Shares are to be redeemed, the shares to be redeemed shall be redeemed pro rata, disregarding fractions, unless the holders of the Series A Preferred Shares unanimously agree to the adoption of another method of selection of the Series A Preferred Shares to be redeemed. If less than all of the Series A Preferred Shares represented by any certificate be redeemed, a new certificate or certificates for the balance shall be issued. The redemption of the Series A Preferred Shares by the Corporation entails the cancellation of such shares.
6.Redemption by Holder
A holder of Series A Preferred Shares shall be entitled to require the Corporation to redeem at any time all, or from time to time any part, of the Series A Preferred Shares registered in the name of such holder by tendering to the Corporation at its head office the share certificate(s) representing the Series A Preferred Shares which the registered holder desires to have the Corporation redeem, together with a request in writing specifying (i) the number of Series A Preferred Shares which the registered holder desires to have redeemed by the Corporation and (ii) the business day (in this paragraph, referred to as the "Redemption Date") on which the holder desires to have the Corporation redeem such Series A Preferred Shares, which Redemption Date shall not be less than five (5) days after the day on which the request in writing is received by the Corporation. Upon receipt of the share certificate(s) representing the Series A Preferred Shares which the registered holder desires to have the Corporation redeem together with such a request, the Corporation shall on or, at its option, before the Redemption Date redeem such Series A Preferred Shares by paying to the registered holder thereof, for each share to be redeemed, an amount equal to the Redemption Price in respect thereof. Such payment shall be made by cheque payable at any branch of the Corporation's bankers for the time being in Canada. The said Series A Preferred Shares shall be deemed to be redeemed on the Redemption Date and, from and after such date, such Series A Preferred Shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of the holders of the Series A Preferred Shares in respect thereof. If the Corporation is not able to pay the Redemption Price in full, the holder of the Series A Preferred Shares shall become a creditor of the Corporation and is entitled to be paid as soon as the Corporation may legally do so. The Corporation must provide evidence of indebtedness to the holder of the Series A Preferred Shares. If less than all of the Series A Preferred Shares represented by any certificate be redeemed, a new certificate for the balance shall be issued. The redemption of the Series A Preferred Shares by the Corporation entails the cancellation of such shares.
6.1Series A Preferred Redemption Price. For the purposes of Section C paragraph 5, the "Series A Preferred Redemption Price" of each Series A Preferred Share shall be an amount equal to:
i.    (A) the monetary consideration received by the Corporation upon the issuance of such share (denominated in the currency in which such consideration was paid to the Corporation), if such share has been issued for money; or (B) the fair market value of the consideration received by the Corporation (including, without limitation, shares of another class of the Corporation) upon the issuance of such share, if such share has been issued for a consideration other than money (such fair market value shall be deemed for these purposes to be equal to the elected amount under any tax elections filed pursuant to subsection 85(1) of the Income Tax Act (Canada) (the “ITA”) and its provincial equivalent or, if no such tax elections have been filed and subject to the provisions of the subparagraphs below, shall be determined by the directors on the basis of generally accepted accounting and valuation principles); plus
ii.    all amounts previously distributed in respect of such share, including for greater certainty any returns of capital or dividends paid.
The fair market value of any consideration received by the Corporation upon the issuance of such share determined as hereinabove provided for shall be subject to revision in accordance with any binding agreement with, or decision by, the appropriate taxation authorities, or any judgment of a court of competent jurisdiction. In the event that any such agreement, decision or judgment shall result in a final determination under the provisions of the appropriate taxation legislation and the amount thereby determined is an amount other than the amount for which such share was originally issued as determined by the directors in accordance with the preceding subparagraph then if, and only if, such determination is relevant in determining the tax liability of the vendor in the year of the issuance of the shares, such finally determined amount for the purpose of the appropriate taxation legislation shall then be deemed to be the fair market value of the consideration received by the Corporation upon the issuance of such Series A Preferred Share. Such adjustment to the Series A Preferred Redemption Price shall reflect any assessment by the Canada Revenue Agency or other taxing authority to which no appeal is taken, or any agreement reached by the Corporation or any holder of a Series A Preferred Share and a said taxing authority in settlement of a dispute regarding such assessment or proposed assessment, or any decision by a court or tribunal of competent jurisdiction regarding the fair market value of the Series A Preferred Shares or the consideration received by the Corporation upon the issuance of such Series A Preferred Shares to which no appeal may be taken or the period during which an appeal may be taken has expired.
In the event that, subsequent to any redemption of any Series A Preferred Shares, the Series A Preferred Redemption Price of each Series A Preferred Share is adjusted pursuant to a revision of fair market value as aforementioned, either the Corporation shall pay out to the former holders of such redeemed Series A Preferred Shares or the said former holders of the redeemed Series A Preferred Shares will reimburse the Corporation, as the case may be, the difference between the Series A Preferred Redemption Price of the said Series A Preferred Shares as adjusted and the amount paid by the Corporation upon redemption, within sixty (60) days from the date of adjustment of the Series A Preferred Redemption Price.
7.Purchase for Cancellation
The Corporation may purchase for cancellation at any time all, or from time to time any part, of the Series A Preferred Shares outstanding, by private contract at any price, or by invitation for tenders addressed to all the holders of the Series A Preferred Shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the Redemption Price thereof. If less than all of the Series A Preferred Shares represented by any certificate be purchased for cancellation, a new certificate or certificates for the balance shall be issued.
8.Issued and Paid-Up Capital Share Capital
In the event that only part of the amount of the consideration received by the Corporation for any Series A Preferred Share issued by the Corporation is added to the issued and paid-up share capital account of the Series A Preferred Shares, such Series A Preferred Share shall be deemed to have been issued for the full amount of the consideration received, for all purposes of these articles (except only with respect to the issued and paid-up share capital of such Series A Preferred Shares), including, but without limiting the generality of the foregoing, dividend rights, redemption rights and rights upon liquidation and dissolution.
9.No Change
No change to any of the provisions of Section C shall have any force or effect until it has been approved by a majority of not less than two thirds (2/3) of the votes cast by the holders of the Series A Preferred Shares, voting separately as a class at a meeting of such holders specially called for that purpose, or by a resolution in writing signed by all the holders of the Series A Preferred Shares, in addition to any other approval required by the Act.
D.SERIES B PREFERRED SHARES
1.General
The second series of the Preferred Shares shall consist of an unlimited number of shares which shall be designated as Series B Preferred Shares, and in addition to the rights, privileges, restrictions and conditions attached to the Preferred Shares, the rights, privileges, restrictions and conditions attached to the Series B Preferred Shares shall be as described below.

2.Voting Rights
Subject to the provisions of the Act or as otherwise provided herein, the holders of the Series B Preferred Shares shall not be entitled to receive notice of, nor to attend or vote at, meetings of the shareholders of the Corporation.
3.Dividends
The holders of the Series B Preferred Shares shall be entitled to receive, as and when declared by the board of directors, but always in preference and priority to any payment of distributions on the Subordinate Voting Shares and the Multiple Voting Shares of the Corporation and over any other shares of any other class of the Corporation ranking junior to the Series B Preferred Shares, pari passu with the holders of each series of Preferred Shares, a daily non-cumulative preferential dividend calculated at a rate of 0.02% per day.
4.Liquidation, etc.
In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of property of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Series B Preferred Shares shall be entitled to receive for each Series B Preferred Share, in preference and priority to any distribution of the property of the Corporation to the holders of the Subordinate Voting Shares and Multiple Voting Shares or to any other shares of any other class of the Corporation ranking junior to the Series B Preferred Shares, but pari passu with the holders of each series of Preferred Shares, an amount equal to the Series B Preferred Redemption Price (as hereinafter defined in Section D paragraph C.6.1) plus all declared and unpaid dividends thereon, but shall not be entitled to share any further in the distribution of the property of the Corporation.
5.Redemption by Corporation
The Corporation may, in the manner hereinafter provided, redeem at any time all, or from time to time any part, of the outstanding Series B Preferred Shares on payment for each Series B Preferred Share to be redeemed of the Series B Preferred Redemption Price plus all declared and unpaid dividends thereon (in Section D paragraphs C.5.1, C.6 and C.7 called the "Redemption Price").
5.1Procedure on Redemption. Before redeeming any Series B Preferred Shares, the Corporation shall mail or deliver or otherwise send electronically pursuant to the Act to each person who, at the date of such mailing or delivery, shall be a registered holder of Series B Preferred Shares to be redeemed, notice of the intention of the Corporation to redeem such shares held by such registered holder. Such notice shall be delivered to, or mailed by ordinary prepaid post addressed to, the last address of such holder as it appears on the records of the Corporation, or in the event of the address of any such holder not appearing on the records of the Corporation, then to the last address of such holder known to the Corporation, at least one (1) day before the date specified for redemption. Such notice shall set out the Redemption Price, the date on which the redemption is to take place and, if part only of the Series B Preferred Shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid the Redemption Price to the registered holders of the Series B Preferred Shares to be redeemed upon presentation and surrender of the certificates for the Series B Preferred Shares so called for redemption at the registered office of the Corporation or at such other place or places as may be specified in such notice, and the certificates for such Series B Preferred Shares shall thereupon be cancelled, and the Series B Preferred Shares represented thereby shall thereupon be redeemed. From and after the date specified for redemption in such notice, the holders of the Series B Preferred Shares called for redemption shall cease to be entitled to dividends in respect of such shares and shall not be entitled to exercise any of the rights of the holders thereof, except the right to receive the Redemption Price, unless payment of the Redemption Price shall not be made by the Corporation in accordance with the foregoing provisions, in which case the rights of the holders of such shares shall remain unaffected. On or before the date specified for redemption, the Corporation shall have the right to deposit the Redemption Price of the Series B Preferred Shares called for redemption in a special account with any chartered bank or trust company in Canada named in the notice of redemption, to be paid, without interest, to or to the order of the respective holders of such Series B Preferred Shares called for redemption, upon presentation and surrender of the certificates representing the same and, upon such deposit being made or upon the date specified for redemption, whichever is later, the Series B Preferred Shares in respect whereof such deposit shall have been made, shall be deemed to be redeemed and the rights of the respective holders thereof, after such deposit or after such redemption date, as the case may be, shall be limited to receiving, out of the moneys so deposited, without interest, the Redemption Price applicable to their respective Series B Preferred Shares against presentation and surrender of the certificates representing such Series B Preferred Shares. If less than all of the Series B Preferred Shares are to be redeemed, the shares to be redeemed shall be redeemed pro rata, disregarding fractions, unless the holders of the Series B Preferred Shares unanimously agree to the adoption of another method of selection of the Series B Preferred Shares to be redeemed. If less than all of the Series B Preferred Shares represented by any certificate be redeemed, a new certificate or certificates for the balance shall be issued. The redemption of the Series B Preferred Shares by the Corporation entails the cancellation of such shares.
6.Redemption by Holder
A holder of Series B Preferred Shares shall be entitled to require the Corporation to redeem at any time all, or from time to time any part, of the Series B Preferred Shares registered in the name of such holder by tendering to the Corporation at its head office the share certificate(s) representing the Series B Preferred Shares which the registered holder desires to have the Corporation redeem, together with a request in writing specifying (i) the number of Series B Preferred Shares which the registered holder desires to have redeemed by the Corporation and (ii) the business day (in this paragraph, referred to as the "Redemption Date") on which the holder desires to have the Corporation redeem such Series B Preferred Shares, which Redemption Date shall not be less than five (5) days after the day on which the request in writing is received by the Corporation. Upon receipt of the share certificate(s) representing the Series B Preferred Shares which the registered holder desires to have the Corporation redeem together with such a request, the Corporation shall on or, at its option, before the Redemption Date redeem such Series B Preferred Shares by paying to the registered holder thereof, for each share to be redeemed, an amount equal to the Redemption Price in respect thereof. Such payment shall be made by cheque payable at any branch of the Corporation's bankers for the time being in Canada. The said Series B Preferred Shares shall be deemed to be redeemed on the Redemption Date and, from and after such date, such Series B Preferred Shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of the holders of the Series B Preferred Shares in respect thereof. If the Corporation is not able to pay the Redemption Price in full, the holder of the Series B Preferred Shares shall become a creditor of the Corporation and is entitled to be paid as soon as the Corporation may legally do so. The Corporation must provide evidence of indebtedness to the holder of the Series B Preferred Shares. If less than all of the Series A Preferred Shares represented by any certificate be redeemed, a new certificate for the balance shall be issued. The redemption of the Series B Preferred Shares by the Corporation entails the cancellation of such shares.
6.1Series B Preferred Redemption Price. For the purposes of Section D paragraph C.5, the "Series B Preferred Redemption Price" of each Series B Preferred Share shall be an amount equal to:
i.    (A) the monetary consideration received by the Corporation upon the issuance of such share (denominated in the currency in which such consideration was paid to the Corporation), if such share has been issued for money; or (B) the fair market value of the consideration received by the Corporation (including, without limitation, shares of another class of the Corporation) upon the issuance of such share, if such share has been issued for a consideration other than money (such fair market value shall be deemed for these purposes to be equal to the elected amount under any tax elections filed pursuant to subsection 85(1) of the ITA and its provincial equivalent or, if no such tax elections have been filed and subject to the provisions of the subparagraphs below, shall be determined by the directors on the basis of generally accepted accounting and valuation principles); plus
ii.    all amounts previously distributed in respect of such share, including for greater certainty any returns of capital or dividends paid.
The fair market value of any consideration received by the Corporation upon the issuance of such share determined as hereinabove provided for shall be subject to revision in accordance with any binding agreement with, or decision by, the appropriate taxation authorities, or any judgment of a court of competent jurisdiction. In the event that any such agreement, decision or judgment shall result in a final determination under the provisions of the appropriate taxation legislation and the amount thereby determined is an amount other than the amount for which such share was originally issued as determined by the directors in accordance with the preceding subparagraph then if, and only if, such determination is relevant in determining the tax liability of the vendor in the year of the issuance of the shares, such finally determined amount for the purpose of the appropriate taxation legislation shall then be deemed to be the fair market value of the consideration received by the Corporation upon the issuance of such Series B Preferred Share. Such adjustment to the Series B Preferred Redemption Price shall reflect any assessment by the Canada Revenue Agency or other taxing authority to which no appeal is taken, or any agreement reached by the Corporation or any holder of a Series B Preferred Share and a said taxing authority in settlement of a dispute regarding such assessment or proposed assessment, or any decision by a court or tribunal of competent jurisdiction regarding the fair market value of the Series B Preferred Shares or the consideration received by the Corporation upon the issuance of such Series B Preferred Shares to which no appeal may be taken or the period during which an appeal may be taken has expired.
In the event that, subsequent to any redemption of any Series B Preferred Shares, the Series B Preferred Redemption Price of each Series B Preferred Share is adjusted pursuant to a revision of fair market value as aforementioned, either the Corporation shall pay out to the former holders of such redeemed Series B Preferred Shares or the said former holders of the redeemed Series B Preferred Shares will reimburse the Corporation, as the case may be, the difference between the Series B Preferred Redemption Price of the said Series B Preferred Shares as adjusted and the amount paid by the Corporation upon redemption, within sixty (60) days from the date of adjustment of the Series B Preferred Redemption Price.
7.Purchase for Cancellation
The Corporation may purchase for cancellation at any time all, or from time to time any part, of the Series B Preferred Shares outstanding, by private contract at any price, or by invitation for tenders addressed to all the holders of the Series B Preferred Shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the Redemption Price thereof. If less than all of the Series B Preferred Shares represented by any certificate be purchased for cancellation, a new certificate or certificates for the balance shall be issued.
8.Issued and Paid-Up Capital Share Capital
In the event that only part of the amount of the consideration received by the Corporation for any Series B Preferred Share issued by the Corporation is added to the issued and paid-up share capital account of the Series B Preferred Shares, such Series B Preferred Share shall be deemed to have been issued for the full amount of the consideration received, for all purposes of these articles (except only with respect to the issued and paid-up share capital of such Series B Preferred Shares), including, but without limiting the generality of the foregoing, dividend rights, redemption rights and rights upon liquidation and dissolution.

9.No Change
No change to any of the provisions of Section D shall have any force or effect until it has been approved by a majority of not less than two thirds (2/3) of the votes cast by the holders of the Series B Preferred Shares, voting separately as a class at a meeting of such holders specially called for that purpose, or by a resolution in writing signed by all the holders of the Series B Preferred Shares, in addition to any other approval required by the Act.